SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

MCKENZIE BAY INTERNATIONAL, LTD.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

58153110
(CUSIP Number)

Warner Norcross & Judd LLP 900 Fifth Third Center 111 Lyon Street, N.W. Grand Rapids, Michigan 49503-2487 Attention: Tashia L. Rivard Telephone (616) 752-2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 26, 2002
(Date of Event Which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on the following pages)

(Page 1 of 8 Pages)

_______________________
*          The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 58153110		Page 2 of 8
13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stephen D. McCormick

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

4,139,826
	8	SHARED VOTING POWER

4,682,048
	9	SOLE DISPOSITIVE POWER

4,139,826
	10	SHARED DISPOSITIVE POWER
4,682,048
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,821,874
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

29.8%
14	TYPE OF REPORTING PERSON

IN

CUSIP NO. 58153110		Page 3 of 8
13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Karen A. McCormick

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

4,682,048
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER
4,682,048
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,682,048
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.4%
14	TYPE OF REPORTING PERSON

IN

CUSIP NO. 58153110		Page 4 of 8
13D

Item 1.	Security and Issuer

          Name of Issuer:

                              McKenzie Bay International, Ltd.

          Title of Class of Equity Securities:

                              Common Stock, $0.001 par value

          Address of Issuer's Principal Executive Office:

                              3362 Moraine Drive
                              Brighton, Michigan 48114

Item 2.	Identity and Background

          Stephen D. McCormick is a shareholder and the President of McCormick Incorporated, a holding company that owns business involved in the construction industry. Mr. McCormick's business address and the principal address of McCormick Incorporated is 3320 East Century Avenue, Post Office Box 1254, Bismarck, North Dakota 58503. During the last five years, Mr. McCormick has not been convicted in a criminal proceeding. During the last five years, Mr. McCormick has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in Mr. McCormick being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. McCormick is a citizen of the United States of America.

          Karen A. McCormick's address is 3320 East Century Avenue, Post Office Box 1254, Bismarck, North Dakota 58503. During the last five years, Mrs. McCormick has not been convicted in a criminal proceeding. During the last five years, Mrs. McCormick has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in Mrs. McCormick being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. McCormick is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

          Mr. and Mrs. McCormick drew from a previously established line of credit for the amounts of: (a) $115,850 to purchase 142,500 shares of the Company's common stock in January 2003; (b) $1,875 to acquire 2,500 shares of the Company's common stock on November 1, 2002; (c) $145,950 to purchase 140,000 shares of the Company's common stock in October 2002; (d) $22,850 to purchase 15,000 shares of the Company's common stock in August 2002; and (e) $3,300 to purchase 2,000 shares of the Company's common stock in July 2002. As compensation for services as a director of the Company, Mr. McCormick was granted an option

CUSIP NO. 58153110		Page 5 of 8
13D

to purchase 66,667 shares of the Company's common stock on December 9, 2002. Mr. McCormick has not exercised this option. The remainder of the shares reported as beneficially owned by Mr. and Mrs. McCormick in this Schedule were acquired by purchase or other means before May 13, 2002, the date the Company became a reporting company under the Securities Exchange Act of 1934.

Item 4.	Purpose of Transaction

          Mr. and Mrs. McCormick purchased the reported shares of the Company's common stock as an investment and not with any purpose, or with the effect of, changing or influencing the control of the Company, or in connection with or as participants in any transaction having that purpose or effect, including any transaction subject to Rule 13d-3(b) under the Securities Exchange Act of 1934.

Item 5.	Interest in Securities of the Issuer

          (a)          Mr. McCormick is the beneficial owner of 8,821,874 shares of the Company's common stock or approximately 29.8% of its outstanding shares. This total includes 5,689,528 shares underlying options and warrants that Mr. McCormick currently has the right to acquire. Mrs. McCormick is the beneficial owner of 4,682,048 shares of the Company's common stock, or approximately 18.4% of its outstanding shares. This total includes 1,580,002 shares underlying warrants that Mrs. McCormick currently has the right to acquire.

          (b)          Mr. McCormick holds the sole power to vote and dispose of 4,139,826 of the 8,821,874 shares. Mr. McCormick holds the shared power to vote and dispose of 4,682,048 of the 8,821,874 shares. Mr. McCormick shares the power to vote and the power to dispose of these 4,682,048 shares with his wife, Mrs. McCormick. Mrs. McCormick holds the sole power to vote and dispose of 0 shares. Mrs. McCormick holds the shared power to vote and dispose of 4,682,048 shares. Mrs. McCormick shares the power to vote and the power to dispose of these 4,682,048 shares with her husband, Mr. McCormick.

          (c)          (i)   On July 26, 2002, Mr. and Mrs. McCormick purchased 2,000 shares of the Company's common stock at a per share price of $1.65 in an open market transaction.

                    (ii)  On August 1, 2002, Mr. and Mrs. McCormick purchased 8,000 shares of the Company's common stock at a per share price of $1.65 in an open market transaction.

                    (iii) On August 1, 2002, Mr. and Mrs. McCormick purchased 2,000 shares of the Company's common stock at a per share price of $1.40 in an open market transaction.

                    (iv)  On August 1, 2002, Mr. and Mrs. McCormick purchased 2,000 shares of the Company's common stock at a per share price of $1.35 in an open market transaction.

                    (v)   On August 5, 2002, Mr. and Mrs. McCormick purchased 1,000 shares of the Company's common stock at a per share price of $1.35 in an open market transaction.

CUSIP NO. 58153110		Page 6 of 8
13D

                    (vi)  On August 8, 2002, Mr. and Mrs. McCormick purchased 2,000 shares of the Company's common stock at a per share price of $1.40 in an open market transaction.

                    (vii) On October 1, 2002, Mr. and Mrs. McCormick exercised an option to purchase 30,000 shares of the Company's common stock at a per share price of $1.00.

                    (viii) On October 1, 2002, Mr. and Mrs. McCormick exercised a warrant to purchase 93,000 shares of the Company's common stock at a per share price of $1.00.

                    (ix)  On October 8, 2002, Mr. and Mrs. McCormick purchased 17,000 shares of the Company's common stock at a per share price of $1.35 in an open market transaction.

                    (x)  On November 1, 2002, Mr. and Mrs. McCormick purchased 2,500 shares of the Company's common stock at a per share price of $0.75 in an open market transaction.

                    (xi) On December 9, 2002, as consideration for his role as a director of the Company, the Company granted Mr. McCormick an option to purchase 66,667 shares at a per share price of $1.00.

                    (xii) On January 7, 2003, Mr. and Mrs. McCormick purchased 7,500 shares of the Company's common stock at a per share price of $1.00 in an open market transaction.

                    (xiii) On January 28, 2003, Mr. and Mrs. McCormick exercised a warrant to purchase 130,000 shares of the Company's common stock at a per share price of $0.77.

                    (xiv) On January 28, 2003, Mr. and Mrs. McCormick purchased 5,000 shares of the Company's common stock at a per share price of $1.65 from an adult son.

          (d)          Not applicable.

          (e)          Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Mr. and Mrs. McCormick purchased 500,000 shares of the Company's common stock on November 28, 2000 (the "November 2000 Shares") and 516,000 shares of the Company's common stock on January 16, 2001 (the "January 2001 Shares") for a total cost of $433,000. These 1,016,000 shares have a "put option" attached to them allowing Mr. and Mrs. McCormick to require the Company to purchase from them a specified number of shares at pre-determined times and pre-set prices.

          The put option with respect to 25% of each of the November 2000 Shares and the January 2001 Shares expired on September 30, 2002 without being exercised. Accordingly, the put option currently applies to 375,000 of the November 2000 Shares and 387,000 of the January 2001 Shares.

CUSIP NO. 58153110		Page 7 of 8
13D

          Mr. and Mrs. McCormick have the right to require the Company to repurchase: (a) on or before September 30, 2003, up to 150,000 of the November 2000 Shares for a payment of $95,625 and up to 154,800 of the January 2001 Shares for a payment $154,800; (b) on or before September 30, 2004, up to 150,000 of the November 2000 Shares for a payment of $133,875 and up to 154,800 of the January 2001 Shares for a payment of $216,720; and (c) on or before September 30, 2005, up to 75,000 of the November 2000 Shares for a payment of $66,937.50 and up to 77,400 of the January 2001 Shares for a payment of $108,360. The right to require the Company to repurchase the listed shares expires on each of September 30, 2003, 2004 and 2005 if not exercised on those dates.

Item 7.	Material to Be Filed as Exhibits

Exhibit 99 - Joint Filing Agreement

CUSIP NO. 58153110		Page 8 of 8
13D

SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2003

/s/ Stephen D. McCormick
Tashia L. Rivard, Attorney-in-Fact for Stephen D. McCormick

/s/ Karen A. McCormick
Karen A. McCormick